Filed Pursuant to Rule 433

Registration Statement No. 333-180289

  ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An approximately equally weighted basket of three energy sector stocks comprised of Exxon Mobil Corporation (NYSE Symbol: "XOM"), Occidental Petroleum Corporation (NYSE Symbol: "OXY"), and Hess Corporation (NYSE Symbol: "HES") (each, a “Basket Stock”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.50 - $11.90] per unit, a [15% - 19%] return over the principal amount, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420415009054/v401373_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
•	Changes in the price of one of the Basket Stocks may be offset by changes in the value of the other Basket Stocks.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
•	We do not control any company included in the Basket and are not responsible for any disclosure made by any of those companies. The companies included in the Basket will have no obligations relating to the notes.
•	The payments on the notes will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The Basket is concentrated in the energy sector. Adverse conditions affecting the energy sector generally and the Underlying Companies in particular may reduce your return on the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.